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                                                                    EXHIBIT g(3)


        The Broken Hill Proprietary Company Limited (BHP) and Magma Copper Company (Magma) have made a joint request to the New York Stock Exchange to continue to delay trading in Magma's Common stock and preferred stock (Series D and Series E), pending final tally of stock tendered in BHP's offer to purchase all of Magma's outstanding equity securities which commenced on Dec. 5, 1995 and was concluded on Jan. 4, 1996.

        Based upon a preliminary update of the amount of stock tendered, the Depository and Registrar now report that approximately 97 percent of Magma's fully diluted common stock has been tendered in the offer. The Depositary and Registrar are endeavoring to complete a final tally as soon as possible.